SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 2)
KING PHARMACEUTICALS, INC.
(Name of Subject Company)
KING PHARMACEUTICALS, INC.
(Name of Person Filing Statement)
Common Stock, no par value per share
(Title of Class of Securities)
495582108
(CUSIP Number of Class of Securities)
Brian A. Markison
President and Chief Executive Officer
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Scott F. Smith, Esq.
Jack S. Bodner, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on October 22, 2010, as amended, by King Pharmaceuticals, Inc., a Tennessee corporation (“King”) (together with any amendments and supplements thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Parker Tennessee Corp. (“Acquisition Sub”), a Tennessee corporation and wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, no par value per share, of King (the “Shares”) at a price of $14.25 per Share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated October 22, 2010 and the related Letter of Transmittal, and described in the Tender Offer Statement on Schedule TO filed by Pfizer and Acquisition Sub with the Securities and Exchange Commission (the “SEC”) on October 22, 2010, as amended.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 4. The Solicitation or Recommendation
Item 4 of the Schedule 14D-9 is hereby amended and supplemented under the heading “Financial Forecasts” as follows:
     The second paragraph under such heading is amended and restated to read in its entirety as follows:
     “The Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or, in the case of the Financial Forecasts related to operating income, generally accepted accounting principles (“GAAP”). In addition, while the Financial Forecasts with respect to net sales were based on King’s best estimates of its future net sales as such item would be calculated in accordance with GAAP, neither King’s independent auditors, nor any other independent public accounting firm have compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Financial Forecasts nor have they expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Financial Forecasts herein will not be deemed an admission or representation by King that they are viewed by King as material information of King. The Financial Forecasts should not be regarded as an indication that King, or any of its advisors or representatives, considered, or now considers, them to be necessarily predictive of actual future results.”
     The fifth paragraph under such heading is amended and restated to read in its entirety as follows:
     “The Financial Forecasts related to non-GAAP operating income are financial measures that have not been prepared in accordance with GAAP. Accordingly, the non-GAAP operating income Financial Forecasts should not be considered as a substitute for operating income prepared in accordance with GAAP. A reconciliation of the differences between King’s non-GAAP operating income Financial Forecasts and such forecasts relating to operating income prepared in accordance with GAAP, is set forth in the table below. King did not provide the estimated GAAP adjustments to operating income (and did not provide the related estimated GAAP operating income), as set forth in the table below, to Pfizer in connection with Pfizer’s due diligence review of King. Such unaudited prospective financial information has been provided by King to Pfizer and Acquisition Sub solely in connection with the preparation of the Offer to Purchase.
     The Financial Forecasts for the fiscal years ending December 31, 2010 through 2015 as provided to Pfizer by King are set forth below. All amounts are expressed in millions of dollars.”
     The table set forth under such heading is amended and restated to read in its entirety as follows:
     “

	Fiscal Year Ended December 31,
	2010E	2011E	2012E	2013E	2014E	2015E
Net Sales	$1,485	$1,486	$1,667	$1,913	$2,247	$2,537
Non-GAAP Operating Income	$301	$175	$217	$325	$532	$714
GAAP Adjustments*	$(125)	$(76)	$(76)	$(79)	$(79)	$(82)
GAAP Operating Income	$176	$99	$141	$246	$453	$632

*	Estimated GAAP adjustments to operating income include estimated amortization for the fiscal years ending December 31, 2010 through 2015 and also include estimated restructuring charges and net litigation settlements for the fiscal year ending December 31, 2010.”
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating the paragraph under the heading “Litigation” as follows:
     “On October 13, 2010, a purported shareholder of King named L.A. Murphy filed a lawsuit in the Chancery Court of Sullivan County in the State of Tennessee against the members of the Board, King and Pfizer (the “Murphy Complaint”). On October 13, 2010, a purported shareholder of King named Alan R. Kahn filed a lawsuit in the Chancery Court for Greene County, Tennessee against the members of the Board, King and Pfizer (the “Kahn Complaint”). Also on October 13, 2010, a purported shareholder of King named Robert J. Casey, II filed a lawsuit in the Circuit Court for Sullivan County, Tennessee, Second Judicial District against the members of the Board, King, Pfizer and Acquisition Sub (the “Casey Complaint”). On October 15, 2010, a purported shareholder of King named Joseph Leone filed a lawsuit in the United States District Court for the Eastern District of Tennessee against the members of the Board, King, Pfizer and Acquisition Sub (the “Leone Complaint”) and such complaint was amended on October 27, 2010. On October 15, 2010, a purported shareholder of King named Louisiana Municipal Police Employees Retirement System filed a lawsuit in the Chancery Court of Sullivan County in the State of Tennessee against the members of the Board and King (the “LMPERS Complaint”). Also on October 15, 2010, a purported shareholder of King named Edward Combs filed a lawsuit in the Chancery Court of Sullivan County, Tennessee against the members of the Board, King, Pfizer and Acquisition Sub (the “Combs Complaint”). On October 26, 2010, a purported shareholder of King named the International Brotherhood of Electrical Workers Local 164 Pension Fund filed a lawsuit in the Chancery Court of Sullivan County, Tennessee against the members of the Board, King and Pfizer (the “International Brotherhood Complaint” and together with the Murphy Complaint, the Kahn Complaint, the Casey Complaint, the Leone Complaint, the LMPERS Complaint and the Combs Complaint, the “Complaints”). On November 2, 2010, the Chancery Court for Sullivan County, Tennessee, Second Judicial District, at Bristol advised the parties that it would enter an order consolidating the Murphy Complaint, the Kahn Complaint, the Casey Complaint, the LMPERS Complaint, the Combs Complaint and the International Brotherhood Complaint in that court under the master caption “In re King Pharmaceuticals, Inc. Shareholder Litigation”.
     Each of the plaintiffs purports to sue on behalf of a class of other shareholders of King. Each Complaint alleges that the members of the Board breached their fiduciary duties to King’s shareholders in connection with the sale of King. The Murphy Complaint, the Kahn Complaint, the Casey Complaint, the Leone Complaint, the Combs Complaint and the International Brotherhood Complaint allege that Pfizer aided and abetted the purported breaches of fiduciary duties. The LMPERS Complaint alleges that King aided and abetted the purported breaches of fiduciary duties by the Board. The Casey Complaint, the Leone Complaint and the Combs Complaint each also allege that King and Acquisition Sub aided and abetted the purported breaches of fiduciary duties. The Leone Complaint also alleges that the Schedule 14D-9 contains false statements and omissions of material fact in violation of Sections 14(d)(4) and 14(e) of the Exchange Act. Each Complaint seeks to enjoin the Offer, in addition to seeking other relief. With respect to each of the Complaints, King believes that the plaintiff’s allegations lack merit and, if the plaintiff proceeds with the litigation, will contest them vigorously.”
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating the paragraph under the heading “Cautionary Note Regarding King Forward-Looking Statements” as follows:
     The last sentence in the paragraph under such heading is amended and restated to read in its entirety as follows:
     “King disclaims any intent or obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as required by applicable law.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Brian A. Markison
	Name:	Brian A. Markison
	Title:	President and Chief Executive Officer

Dated: November 16, 2010